Vedder, Price, Kaufman & Kammaholz, P.C.
                            805 Third Avenue
                       New York, New York 10022
                            STEVEN R. BERGER
                              212-407-7714
                         sberger@vedderprice.com




                                                 June 24, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Larry Spirgel, Assistant Director
            O. Nicole Holden, Staff Accountant

      Re:     Touchstone Applied Science Associates, Inc.
              File No. 001-16689
              -------------------------------------------

Ladies and Gentlemen:

      On behalf of Touchstone Applied Science Associates, Inc. (the "Company"), I am hereby providing the following responses to your letter, dated May 10, 2005, setting forth certain comments, in addition to those comments contained in the your letter, dated April 12, 2005, regarding the Company's disclosure contained in its recent periodic reports.

      On June 13, 2005, the Company filed amended and restated quarterly reports for the fiscal quarters ended July 31, 2003, January 31, 2004, April 30, 2004, July 31, 2004 and January 31, 2005, and amended and restated annual reports for the fiscal years ended October 31, 2003 and 2004. On June 14, 2005, the Company filed is quarterly report for the quarter ended April 30, 2005, on a basis consistent with the accounting treatments in the restated periodic reports.

      The Company believes that the amended and restated periodic reports that it has filed address the disclosure issues set forth in both of your comment letters. Set forth below is the Company's supplemental response to your comment number 1 in the May 10 letter.

      The Company accounts for its long-term contracts pursuant to the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contacts" and Accounting Research Bulletin No. 45, "Long-Term Construction-Type Contacts" on the percentage of completion basis. The Company has a contract with a state to perform certain item development and psychometric services that relate to special education students. The contract provides for billing based upon "cost plus" and an agreed-upon indirect charge (which includes overhead and profit). At the out set of the contract, the Company prepared a detailed estimate of the services to be performed and the estimated total costs associated with contract completion. This estimate is updated monthly based upon costs incurred to date, and an estimate of the remaining costs to complete the contract. The Company then measures its progress toward completion of the contract based upon total costs incurred, and then records revenue proportionately based upon the costs incurred as of the end of the measurement period, as they relate to combined incurred costs and estimated costs to complete.

      In addition, the Company provides services pursuant to several long-term fixed price contracts, which are also accounted
for under the percentage of completion method.   Progress toward
completion on fixed price contracts is measured using an input measure similar to the one outlined above.

      If you have additional questions or would like further information, please do not hesitate to contact Andrew Simon, President of the Company at (845) 277-8100, or the undersigned, at
(212) 407-7714.  Thank you very much.

                                                 Very truly yours,


                                                 /s/ STEVEN R. BERGER
                                                 ---------------------
                                                 Steven R. Berger


cc: Andrew L. Simon, President
    Touchstone Applied Science Associates, Inc.